DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 and 78.390)

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

YP Corp.

2. The articles have been amended as follows (provide article numbers, if available):

See attached Exhibit A

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 67.3%

4. Effective date of filing (optional): 4/12/06

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Exhibit A

Article FIVE of the Amended and Restated Articles of Incorporation be amended to read as follows:

5. Board of Directors. The affairs of the Corporation shall be governed by a Board of Directors. Subject to any rights to elect directors ("Preferred Stock Directors") granted to the holders of any series of Preferred Stock as set forth in the Certificate of Designation for such series or class of Preferred Stock, the number of persons to serve on the Board of Directors, and the number of directors in each class of directors, shall be fixed as set forth in the Bylaws and such number may be increase or decreased from time to time in such manner as provided by the Bylaws, but the number of directors shall never be less than three. Directors of the Corporation need not be residents of the State of Nevada and need not own shares of the Corporation's stock.

5.1 Terms of Directors. Beginning with the Corporation's annual meeting of stockholders to be held in 2007, the directors shall be elected for terms lasting until the next annual meeting of stockholders following their election, and until their successors are elected and qualified, subject to their earlier death, resignation or removal from the board of directors.

5.2 Removal of Directors. Notwithstanding any other provision of these Amended and Restated Articles of Incorporation or the Bylaws of the Corporation, any director of the Corporation may be removed at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the stockholders called for that purpose. Notwithstanding the foregoing, whenever the holders of any one or more series of preferred stock of the Corporation shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the preceding provisions of this Article 5 shall not apply with respect to the director or directors elected by such holders of preferred stock.